

June 11, 2013

Via Mail
Tom Simeo
Chief Executive Officer
Viking Investments Group, Inc.
65 Broadway, 7th Floor
New York, NY 10006

> **Re: Viking Investments Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed on April 16, 2012**
> **File No. 001-29219**

Dear Mr. Simeo:

We have reviewed your response letter dated May 3, 2013 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amending your filing as indicated in comments 1 and 3 below and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 4. Long-term Investment, page F-15

1.   We note your response to prior comment 1. Unlike your February 27, 2013 response in which you stated you valued your investment on three factors (quoted market prices, third-party buyer repurchase guarantee, and repurchase guarantee by Viking Nevis), in your May 3, 2013 response you state that you valued the investment based on the guarantee from Viking Nevis.

However, you still have not explained to us why it was appropriate to value the shares based on this guarantee. For example, you have not substantiated Viking Nevis' financial ability to perform. Rather, you state that you did not have to perform any due diligence as to Viking Nevis's ability to tender performance pursuant to the agreement because you controlled the "currency" of the transaction and could take back the Company shares upon Viking Nevis's failure to perform. In this regard, it appears you are relying on your purported ability to reverse the transaction rather than on the probability of Viking Nevis performing under the guarantee and paying you $4.00 per share. We believe that you should have assessed Viking Nevis's financial ability to perform. Also, you still have not addressed the fact that per your disclosure in note 11 to your audited financial statements that the repurchase guarantee was not executed until April 11, 2012 which is subsequent to your December 31, 2011 year end.

We note from your Form 10-Q for the quarter ended March 31, 2013 that you demanded Viking Nevis repurchase the China Wood shares and in a written repurchase agreement executed on April 15, 2013 Viking Nevis instead returned 7,472,093 shares of your common stock back to you. Therefore, not only did Viking Nevis not repurchase the China Wood shares back from you for $4.00 per share, they only returned 7,472,093 of the original 14,481,420 shares given to them in exchange for the China Wood shares.

We continue to believe that you did not have sufficient, reliable evidence to allow you to conclude that your investment in China Wood was recoverable at December 31, 2011. Accordingly, we believe you should amend your 2011 financial statements to fully impair the carrying amount of this investment.

2.   In your May 3, 2013 letter, you did not respond to comment 2. Accordingly, we reissue our comment. Please tell us the business purpose of the transaction in which you gave Viking Nevis 14,481,420 shares of newly issued restricted shares of your common stock in exchange for 566,813 shares of China Wood stock.

3.   Please refer to our previous comment letter to you dated December 21, 2012 and please amend your filings as requested in comments number 4, 5, and 6.

You may contact Aamira Chaudhry at (202) 551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief